UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 12, 2012

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update on Chapter 11 and Related Court Proceedings

Notice of Establishment of Bar Date for the filing of Certain Interests and/or Claims in connection with Company’s Confirmed Second Amended Joint Plan of Reorganization.

A previously disclosed, on September 6, 2012, the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”) in the Chapter 11 bankruptcy proceeding (the “Bankruptcy Proceeding”) of CDC Corporation (the “Company” or “Debtor”) entered its Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C. § 1129(a) and (b) and Fed.R.Bankr.P. 3020 Confirming Second Amended Joint Plan of Reorganization of CDC Corporation. A copy of the Notice of Entry of Confirmation Order Regarding Second Amended Joint Plan of Reorganization for CDC Corporation, and of Bar Dates for Filing Proof of Certain Claims and Equity Interests is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On September 11, 2012, the Court entered an order and notice (the “Bar Date Order”) providing that:

(i)	November 6, 2012, is established as the bar date for the filing of proofs of interest (exclusive of Common Shares) in the Debtor and/or for the filing of proofs of claim against the Debtor by Compensated Entities arising out of employment agreements, indemnity agreements, incentive plans or other agreements, plans, customs or practices of the Debtor and/or any direct or indirect subsidiary of the Debtor;

(ii)	Any party in interest who asserts an interest in the Debtor (exclusive of Common Shares) and/or any Compensated Entity who asserts a claim, and has not previously filed such claim, against the Debtor arising out of any employment agreements, indemnity agreements, incentive plans or other agreements, plans, customs or practices of the Debtor and/or any direct or indirect subsidiary of the Debtor, including holders of Option Interests and Restricted Stock Awards, MUST FILE A SIGNED, ORIGINAL PROOF OF INTEREST AND/OR CLAIM WITH THE CLERK OF THE BANKRUPTCY COURT ON OR BEFORE THE BAR DATE OF NOVEMBER 6, 2012;

(iii)

Any party in interest or Compensation Entity that is required to file a proof of interest and/or claim that fails to do so by the Bar Date WILL BE FOREVER BARRED, ESTOPPED AND ENJOINED FROM ASSERTING SUCH INTEREST OR CLAIM AGAINST THE DEBTOR OR ITS ESTATE, AND THE DEBTOR, ITS ESTATE AND ITS PROPERTY WILL BE FOREVER

DISCHARGED FROM ANY AND ALL INDEBTEDNESS, LIABILITY, OR OBLIGATION WITH RESPECT TO SUCH INTEREST OR CLAIM, AND SUCH PARTY IN INTEREST WILL NOT BE PERMITTED TO PARTICIPATE IN ANY DISTRIBUTION IN THE DEBTOR’S BANKRUPTCY CASE ON ACCOUNT OF SUCH INTEREST AND/OR CLAIM; and

(iv)	The Debtor and the Official Committee of Equity Security Holders of CDC Corporation, or the assignees thereof, reserve the right to object to the validity of any grant or award with respect to any equity incentive, Option Interest, Restricted Stock Award or other equity right, and to object to any proof of interest and/or claim filed.

The Liquidation and Distribution Analysis included in the Disclosure Statement in Connection With the First Amended Joint Plan of Reorganization for CDC Corporation dated July 3, 2012 (the “Disclosure Statement”) projects the claims and interests anticipated as a result of the Bar Date Order to be in the amount of $510,000.00. To the extent that valid claims and interests are filed that exceed this amount, the projected distribution to holders of Allowed Class 3A Equity Interests under the Second Amended Joint Plan of Reorganization of CDC Corporation would be reduced.

The foregoing description of the Bar Date Order is qualified in its entirety by the full text of that order which is attached hereto as Exhibit 99.2 and incorporated herein by reference. Terms not specifically defined herein shall have the meaning ascribed to them in the Bar Date Order.

A form approved by the Court for filing proofs of interest and/or claims in accordance with the Bar Date Order is attached hereto as Exhibit 99.3.

Forward-looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions. Additionally, forward-looking statements may include statements regarding: (i) any course of action the Company may take in the future with respect to the Bankruptcy Proceeding, including, without limitation, any considerations, procedures, or timelines relating to the confirmed Second Amended Joint Plan of Reorganization of CDC Corporation; and (ii) other matters or events that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Notice of Entry of Confirmation Order Regarding Second Amended Joint Plan of Reorganization for CDC Corporation, and of Bar Dates for Filing Proof of Certain Claims and Equity Interests

99.2	Order and Notice of Bar Date for Filing of Proofs of Interest (Exclusive of Common Shares) In the Debtor, and/or For Filing Proofs of Claim Against Debtor Asserted By Compensated Entities Arising Out of Employment Agreements, Indemnity Agreements, Incentive Plans, Or Other Agreements, Plans, Customs or Practices

99.3	Form for Filing Certain Interest and/or Claims

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2012

CDC CORPORATION

By:	/s/ Marcus A. Watson
Name:	Marcus A. Watson
Title:	Chief Restructuring Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Notice of Entry of Confirmation Order Regarding Second Amended Joint Plan of Reorganization for CDC Corporation, and of Bar Dates for Filing Proof of Certain Claims and Equity Interests

99.2	Order and Notice of Bar Date for Filing of Proofs of Interest (Exclusive of Common Shares) In the Debtor, and/or For Filing Proofs of Claim Against Debtor Asserted By Compensated Entities Arising Out of Employment Agreements, Indemnity Agreements, Incentive Plans, Or Other Agreements, Plans, Customs or Practices

99.3	Form for Filing Certain Interest Claims